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                              July 20, 2023

       Phillip Kassin
       President
       RMG Acquisition Corp. III
       57 Ocean, Suite 403
       5775 Collins Ave.
       Miami Beach, Florida 33140

                                                        Re: RMG Acquisition
Corp. III
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 14, 2023
                                                            File No. 001-40013

       Dear Phillip Kassin:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed July 14, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this
fact could impact your ability to complete your initial
                                                        business combination.
For instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should
                                                        the transaction be
subject to review by a U.S. government entity, such as the Committee on Foreign Investment
in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the
pool of potential targets with which you could complete an initial business combination
may be limited. Further, disclose that the time necessary for government review of
the transaction or a decision to prohibit the transaction could prevent you from
completing an initial business combination and require you to liquidate. Disclose the
consequences of liquidation to investors, such as the losses of the
 Phillip Kassin
RMG Acquisition Corp. III
July 20, 2023
Page 2
      investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any questions.



                                                          Sincerely,
FirstName LastNamePhillip Kassin
                                                          Division of
Corporation Finance
Comapany NameRMG Acquisition Corp. III
                                                          Office of
Manufacturing
July 20, 2023 Page 2
cc:       Om Pandya
FirstName LastName